Exhibit 99.1

NEWS RELEASE

YAMANA GOLD PROVIDES 2009 AND 2010 OPERATING OUTLOOK
2009 production expected to increase by approximately 40 per cent; cash costs expected to decline

TORONTO, ONTARIO, January 12, 2009 – YAMANA GOLD INC. (TSX: YRI; NYSE: AUY; LSE: YAU) today announced its operating outlook including production, cost and capital expenditure guidance for 2009 and 2010, as well as its fourth quarter operational highlights and update.  All amounts are expressed in United States Dollars unless otherwise indicated.

2009/2010 OPERATING OUTLOOK
Gold production is expected to be in the range of 1.3 million to 1.4 million gold equivalent ounces (GEO) in 2009.  Yamana had previously guided in October 2008 a specific production expectation with a ±7% variance and this range is consistent with this past guidance. Production is projected to increase to approximately 1.4 million to 1.5 million GEO in 2010 from mines currently in production.  Estimated gold and copper production on a mine by mine basis for 2009 and 2010 is detailed below.

Gold Production Estimates (oz)	2009E	2010E
Chapada	140-155,000	135-145, 000
El Peñón (GEO)	435-465,000	460-480,000
São Francisco	75-85,000	90-115,000
Gualcamayo	195-210,000	220-235,000
Jacobina	115-125,000	120-140,000
San Andrés	70-75,000	70-80,000
Fazenda Brasileiro	90-95,000	85-95,000
Minera Florida (GEO)	105-110,000	110-120,000
São Vicente	55-60,000	50-55,000
Alumbrera	55-60,000	50,000
Total GEO*	1,335-1,440,000	1,390-1,515,000

Copper (lbs) (Chapada)	145-150,000,000	150-160,000,000
* GEO calculations are based on an assumed gold to silver ratio of 55:1 which is a three-year historical average. Silver production of approximately 12 million ounces for 2009 and 2010 is treated as a gold equivalent on this basis.

Co-Product GEO Cash Cost Estimates	2009E	2010E

Chapada	$275-305	$290-310
El Peñón	$280-310	$280-310
Gualcamayo	$380-400	$380-410
Jacobina	$380-410	$350-380
Minera Florida	$340-350	$310-330
Other mines	$450-$480	$455-$480

Co-product cash cost per GEO (US$)	$345-$375	$350-$375
Co-product cash cost per lb (US$)	$0.90-$1.00	$0.92-$1.05
By-product cash cost per GEO (US$)	$270-$295	$265-$310
Excluding cash cost estimates for Alumbrera.

Capital expenditures for 2009 and 2010 are expected to be approximately $350 million and $400 million, respectively, including sustaining capital of approximately $130 million each year.  The majority of capital costs in 2009 is allocated for the expansion at Chapada, for development work at El Peñón, for development of the satellite deposits Amelia Ines and Magdalena and initial work on QDD Lower West at Gualcamayo, for the purchase of certain additional mining concessions and for further development at Jacobina.  The decision to develop each of C1 Santa Luz and Mercedes is expected to be made mid-year pending a cost review for improved economics at C1 Santa Luz and an initial feasibility study and further exploration at Mercedes.  Capital expenditures shown above assume a modest amount for these projects and would increase mostly in 2010 once a construction decision is made.  The decision to advance Ernesto/Pau-a-Pique and/or Pilar will depend on further evaluation of economics into 2009.  Results at Pilar are very promising and indicate that the resource has grown substantially with more tonnes and comparatively high grade.  Additional capital would be required to advance these development stage projects to production.

Exploration expenses in 2009 are expected to total a minimum $56 million ($37 million capitalized and the remainder expensed). Yamana’s exploration program in 2009 will focus on mine and near-mine exploration primarily in Chile, Brazil, Mexico and Argentina as the Company concentrates in 2009 on expansions and advanced projects for near development.

Assumptions for metal prices and exchange rates are as follows:

	2009	2010
Gold (US$/oz)	800	825
Silver (US$/oz)	10	12
Copper (US$/lb)	1.75	2
Zinc (US$/lb)	0.5	0.5

BRL Real/US$	2.2	2.2
ARS Peso/US$	3.4	3.4
CLP Peso/US$	650	625

Yamana remains well financed to fund its strategic growth plan where enhancements, expansions, improvements and development of existing assets are expected to drive production towards the Company’s objective to produce 2.0 million GEO in 2012.  The Company will continue to evaluate the further expansions at each of El Peñón (for 600,000 GEO) and Minera Florida (for 150,000 GEO).  With these expansions and the development of Mercedes, Pilar, C1 Santa Luz and Ernesto/Pau-a-Pique, the Company would achieve production levels in excess of this target.  The Company has approximately $160 million in cash and cash equivalents as at December 31, 2008 and $500 million of available credit under revolving credit lines of which approximately $250 million remains undrawn. The Company has a modest net debt position of approximately $407 million.

For 2009, Yamana has approximately 50 million pounds of copper sold forward at an average of approximately $3.00/lb. Yamana expects to derive more than 80 percent of its revenue, cash flow and profit from precious metals production this year and estimates this number will increase into 2010 and beyond.

“Yamana is very well positioned for 2009,” said Peter Marrone, Yamana chairman and chief executive officer. “We expect to increase production to 1.3 to 1.4 million GEO at declining cash costs and most of our 2009 and 2010 production is based on mines already in production. Gualcamayo is a big driver of the production growth into 2009 and it commenced production late last year.  We took time to better understand our assets and gather further information in 2008 and it positions us well beginning with 2009 both in terms of production and costs.”

“We will remain focused on demonstrating growth on all measures,” continued Mr. Marrone. “We will continue with cost control and containment, with our precious metals and our Americas focus.  We would look at add-on acquisitions that show better returns than our current development and exploration portfolio if they also meet the other criteria of stable mining jurisdictions and good infrastructure.”

FOURTH QUARTER OPERATIONAL HIGHLIGHTS & UPDATE
Yamana provided the following operational update for the fourth quarter of 2008.  Total production during the fourth quarter from all mines owned by Yamana was approximately 255,000 GEO at cash costs on a co-product basis is estimated to be approximately $385 per GEO which compares very favourably to costs in the third quarter of 2008.  For the month of December 2008, production increased from November to approximately 89,000 GEO (including Alumbrera although not including any production from either Gualcamayo or Sao Vicente) and cash costs decreased to approximately $356 per GEO on a co-product basis, further confirming a downward trend in costs.  Copper production at Chapada for the fourth quarter of 2008 was approximately 37 million pounds at a cash cost of approximately $0.90 per pound of copper.

For the year-ended December 31, 2008, production totaled approximately 1,000,000 GEO (including Alumbrera) at cash costs of approximately $385 per GEO on a co-product basis plus approximately 140 million pounds of copper at Chapada at a cash cost estimated to be approximately $1.00 per pound on a co-product basis.

Yamana expects production to increase from the first quarter in 2009 with costs trending lower as production increases and input costs continue to decline. Aggregate production for the first quarter is expected to be approximately 290,000 GEO. Cash costs per GEO on a co-product basis are expected to be approximately $345-$375 per GEO for 2009.

Chapada, Brazil
During the quarter, Yamana completed an updated feasibility level study for the phased expansion to 20 million tonnes per year and then to 24 million tonnes per year.  The results of the study show that the throughput expansion can be achieved with very high returns.  Yamana has commenced the first phase of the expansion to 20 million tonnes per year and plans to complete this phase by mid-2009.  The expansion to 24 million tonnes per year is expected to begin by early 2010 and is expected to be completed in approximately 18 months.  The decision to further expand to 32 million tonnes per year depends on prevailing metal prices and an increase in proven and probable reserves to extend the mine life.  Capital expenditure estimates for 2009 and 2010 include the first two phases of expansion. Efforts to accommodate the rainy season in early 2009 have been completed by the end of 2008. Total production at Chapada in 2009 is expected to be between 140,000 to 155,000 ounces of gold and 145 to 150 million pounds of copper at a cash cost of between $275-305 per ounce of gold and between $0.90-1.00 per pound of copper, respectively.

El Peñón, Chile
During the fourth quarter of 2008, the Company received the license to increase throughput at El Peñón to 3,600 tonnes per day.  The Company expects to be mining at an effective rate of 500,000 GEO per year in 2009, targeting production of approximately 435,000 to 460,000 GEO and the creation of a stockpile. For the month of December 2008, average tonnage increased to approximately 110,000 tonnes and production totaled approximately 36,000 GEOs.  The decision to increase plant capacity to 5,000 tonnes per day for a run rate of 600,000 GEO per year will depend on further work in the North Block area and additional development at Bonanza and Al Este in particular. The Company intends to mine at a rate of 3,600 tonnes per day for the next two years before further increasing plant capacity although it will evaluate the further expansion as the proven and probable reserves increase.  Production at El Peñón is expected to ramp up quarter over quarter as ore grade and throughput increases. Cash costs at El Peñón are expected to be between $280-310 per GEO in 2009. The Company believes that significant potential exists at El Peñón and has substantially increased budgeted capital expenditures based on very strong results.

Jacobina, Brazil
Significant development work was completed at Jacobina in 2008. In the fourth quarter of 2008, Jacobina reached production levels at the mine of 5,000 to 6,000 tpd. Development work for the second phase of expansion to increase plant capacity to 7,500 tonnes per day advanced during the fourth quarter of 2008 and will continue in 2009. The Company expects to be mining from 9 to 12 stopes at three mines in 2009 (Joao Belo, Canavieiras and Morro do Vento) with further development work at the fourth mine (Basal) progressing during the year.  Production and costs may be improved over current guidance based on work done at Basal. A significant improvement in proven and probable reserves and measured and indicated resources is expected at Jacobina and, while inferred resources will decrease, the Company now has a much higher confidence level in the tonnage and grade for reserves and measured and indicated resources. The Company remains on track to increase the mining rate from developed stopes and expects to produce approximately 115,000 to 125,000 ounces of gold in 2009 at a cash cost of between $380-$410 per ounce.

Gualcamayo, Argentina
Start-up and commissioning commenced at Gualcamayo in December 2008 with the first gold pour at the end of 2008. Completion of the primary crusher is expected by the end of February as planned.  The Company is commissioning the ADR plant and commercial production remains on track for the end of the second quarter of 2009.  Gold inventory of mined material exceeded 45,000 ounces at the end of December 2008 and continues to increase. The Company has committed to the construction of the Amelia Ines and Magdalena open pit satellite deposits which is expected to contribute to overall production by second half of 2009. An update to the initial feasibility study relating to the QDD Lower West deposit is expected by the end of January 2009. Total production for the year at Gualcamayo is expected to be approximately 195,000 to 210,000 ounces of gold at a cash cost of between $380-400 per ounce.

Minera Florida, Chile
Commissioning for the expansion at Minera Florida began during the fourth quarter, resulting in a throughput increase to 2,000 tonnes per day.  The Company expects to produce approximately 105,000 to 110,000 GEO at Minera Florida in 2009 at a cash cost of approximately $340-$350 per GEO. Minera Florida has the potential to increase annual production to 150,000 GEO with a change in the mining method to accommodate the recently completed expansion and mining in narrow veins.  The Company will assess the potential increase to this higher throughput rate after two years of mining at the current rate.

São Vicente, Brazil

Operations began at São Vicente with the first gold pour at the end of 2008, and the mine remains on track for commercial production in the second quarter of 2009.  Total production from São Vicente is expected to be between 55,000 to 60,000 ounces of gold in 2009.

DEVELOPMENT & EXPLORATION PROJECTS
At Gualcamayo, Yamana expects to release a feasibility study update at QDD Lower West by the end of January 2009 with a construction decision expected by the end of the year. The Company’s Pilar project in Brazil was virtually unexplored when acquired but has since advanced to be an important development project for Yamana. In less than a year, the first resource estimate of approximately 970,000 ounces was delivered and strong exploration success is expected to continue. An initial feasibility study is expected to be released for Mercedes in mid-February.

DIVIDEND
The Board of Directors has elected to reduce Yamana’s dividend payments from the current $0.01 per share on a monthly basis to $0.01 per share on a quarterly basis. Yamana’s divided yield has been comparatively high and the reduction will bring the dividend yield in line with its peer group. This reduction will save the Company approximately $58 million in 2009 which will be reallocated to development and exploration programs.

FINANCIAL RESULTS
Yamana will release its full fourth quarter financial results including mineral reserve and mineral resource data after the close of business on March 24, 2009.  A conference call will follow on March 25, 2009 at 11:00 a.m. ET.

Conference Call Information:

Toll Free (North America):	1-877-874-1570
International:	719-325-4765
Participant Audio Webcast:	www.yamana.com

Conference Call REPLAY:

Toll Free Replay Call (North America):	888-203-1112, Passcode: 9627346
Replay Call:	719-457-0820, Passcode: 9627346

The conference call replay will be available from 1:00 p.m. EST on March 25, 2009 until 11:59 p.m. E.T. on April 1, 2009.

For further information on the conference call or audio webcast, please contact the Investor Relations Department or visit our website, www.yamana.com.

Qualified Person
Evandro Cintra, P. Geo., Senior Vice President, Technical Services of Yamana Gold Inc., has reviewed and approved the contents of this press release and serves as the "Qualified Person" as defined by National Instrument 43-101.

About Yamana
Yamana is a Canadian gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina, Chile, Mexico and Central America. Yamana is producing gold and other precious metals at intermediate company production levels in addition to significant copper production. Company management plans to continue to build on this base through existing operating mine expansions and throughput increases, the advancement of its exploration properties and by targeting other gold consolidation opportunities in Brazil, Argentina and elsewhere in the Americas.

For additional information, contact:

Jodi Peake Vice President, Corporate Communications & Investor Relations (416) 815-0220 Email: investor@yamana.com www.yamana.com	Letitia Wong Director, Investor Relations (416) 815-0220 Email: investor@yamana.com

MEDIA CONTACT:
Mansfield Communications Inc.
Hugh Mansfield
(416) 599-0024

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under applicable Canadian securities legislation.  Except for statements of historical fact relating to the company, information contained herein constitutes forward-looking statements, including any information as to the Company’s strategy, plans or future financial or operating performance.  Forward-looking statements are characterized by words such as “plan,” “expect,”, “budget”, “target”, “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include, but are not limited to, the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, possible variations in ore grade or recovery rates, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real and the Chilean Peso versus the United States Dollar), changes in the Company’s hedging program, changes in accounting policies, changes in the Company’s corporate resources, changes in project parameters as plans continue to be refined, changes in project development and production time frames, risk related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation and labour disputes, as well as those risk factors discussed or referred to in the Company’s annual Management’s Discussion and Analysis and Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law.  The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presently for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and the Company’s plans and objectives and may not be appropriate for other purposes.